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                          January 3, 2023

       Aneil Singh Manhas
       Chief Executive Officer
       Bruush Oral Care Inc.
       128 West Hastings Street, Unit 210
       Vancouver, British Columbia V6B 1G8
       Canada

                                                        Re: Bruush Oral Care
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed December 27,
2022
                                                            File No. 333-269030

       Dear Aneil Singh Manhas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Lahdan S. Rahmati